

January 4, 2011

Mr. Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
8888 East Raintree Drive, Suite 300
Scottsdale, AZ 85260

  Re: Hypercom Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Form 10-Q for the Quarterly Period Ended March 31, 2010
     Forms 8-K filed on March 1, 2010 and May 5, 2010
     File No. 001-13521

Dear Mr. Tartavull:

  We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Stephen G. Krikorian
       Accounting Branch Chief